

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

<u>Via Email</u>
Mr. Shaoyun Han
Chief Executive officer
Tarena International, Inc.
Suite 10017, Building E
Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098
People's Republic of China

> **Re: Tarena International, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 24, 2014**
> **CIK No. 0001592560**

Dear Mr. Han:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Note 9. Related Party Transactions, page F-25</u>

1.   We note your response to comment five. In your explanation of step four in the lending process, you state that under PRC laws and regulations a company-to-person loan is restricted unless the company has the relevant business license. Please tell us if this restriction also applies to Tarena and its Chinese subsidiaries, and if not, why the company guarantees payments to third-parties rather than lend directly to the students.

2.   Additionally, to help us better understand the student loan program with Chuanbang, please provide us with the following information:

- Tell us why the company is willing, or required, to provide a guarantee to the third-party lenders;
- Tell us why a guarantee is required if the student loan default rate is low, as implied by your historical experience;
- Noting that historically you have not been called upon by the third party individual lenders to fulfill the guarantee obligation, please provide us with the analysis of actual defaults, estimated future defaults, and understanding of the students' status and existing economic conditions that you have relied upon to estimate the fair value of your guarantee obligation for each period presented;
- Tell us at what point in the process the guarantee is executed, and by which specific entity or entities;
- Tell us which party remunerates the guarantee fee to Tarena;
- Tell us whether the guarantee is secured or unsecured; and
- Tell us if the guarantee covers both principal and interest of the student loan;

3. Considering that Mr. Han owns 100% of Chuanbang, tell us how the terms of the agreements between Tarena and Chuanbang were negotiated. Tell us whether Mr. Han needed to obtain approval from the other shareholders to enter into the student lending program involving Chuanbang and Tarena and describe Mr. Han's involvement in the approval process.

4. Explain to us in more detail why Mr. Han enters into the loan agreement with the student borrower and then immediately assigns it to a third-party lender. In other words, explain why the lending agreement is not created directly between the student borrower and third-party lender when both Mr. Han and the third-party lenders are individuals that would be allowed to participate in P2P lending.

5. Tell us in more detail why you believe that, through the assignment agreement and under PRC laws, the student borrower is considered the primary obligor to the third-party lender.

6. Please provide us with typical examples of the following agreements: guarantee; loan; assignment and cash collection.

7. Please tell us if you guarantee any loans made to your students that are provided or arranged by Bank of Beijing Consumer Finance Company and CreditEase Business Consulting (Beijing) Co., Ltd..

Risk Factors

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans, page 21

8.   We note that you have entered into a cooperative agreement with BOB CFC that expires August 1, 2014, pursuant to which BOB CFC provides loans to your students for the payment of tuition fees. You further express the risk that you may not be able to renew the agreement on commercially reasonable terms or at all. Please tell us about the nature of these cooperative agreements including the significant provisions, specifically describing any related fees or guarantees.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
         Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP